SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM N-8F

  Combined Application pursuant to section 8(f) of the Investment Company Act of 1940 ("Act") and Rule 8f-1 thereunder for Order Declaring that Companies have Ceased to be

                              Investment Companies

I.    GENERAL IDENTIFYING INFORMATION

1.    REASON FUNDS ARE APPLYING TO DEREGISTER:

      Merger.

2.    NAME OF FUNDS:

      MARKETVEST FUNDS, INC.  (formerly Court Street Funds, Inc.)
      MARKETVEST FUNDS (formerly Court Street Funds)

3.    SECURITIES AND EXCHANGE COMMISSION FILE NO:

      Marketvest Funds, Inc.        811-7385
      Marketvest Funds        811-7383

4.   IS THIS AN INITIAL FORM N-8F OR AN  AMENDMENT  TO A  PREVIOUSLY  FILED FORM
     N-8F?

      Initial Application.

5.    ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

      c/o Allfirst Trust Company, N.A.
      25 South Charles Street
      Mail Stop: 101-621, Legal and Compliance

      Baltimore, MD 21201

6. NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL THE COMMISSION STAFF SHOULD CONTACT WITH ANY QUESTIONS REGARDING THIS FORM:

      Aaron C. Ball, Esquire                    Victor R. Siclari, Esquire
      c/o Allfirst Trust Company, N.A.          c/o Federated Services Company
      25 South Charles Street                   Federated Investors Tower
      Mail Stop: 101-621, Legal and Compliance  1001 Liberty Avenue
      Baltimore, MD 21201                       Pittsburgh, PA 15222-3775
      (410) 545-2253                            (412) 288-1432

7.

NAME, ADDRESS AND TELEPHONE NUMBER OF INDIVIDUAL OR ENTITY RESPONSIBLE FOR
      MAINTENANCE AND PRESERVATION OF FUND RECORDS IN ACCORDANCE WITH RULES 31A-1 AND 31A-2 UNDER THE ACT [17 CFR 270.31A-1, 31A-2]:

      Victor R. Siclari, Esquire
      Federated Services Company
      Legal Department - 12th Floor
      Federated Investors Tower
      1001 Liberty Avenue
      Pittsburgh, PA 15222-3775
      (412) 288-1432

8.    CLASSIFICATION OF APPLICANTS:

      Marketvest Funds, Inc.        Management Company
      Marketvest Funds        Management Company

9.    SUBCLASSIFICATION IF THE FUND IS A MANAGEMENT COMPANY:

      Marketvest Funds, Inc.        Open-end
      Marketvest Funds        Open-end

      DIVERSIFIED:

     Marketvest Funds, Inc. - Intermediate U.S. Government Bond Fund, Short-Term Bond Fund, and Equity Fund

      Marketvest Funds -  International Equity Fund

      NON-DIVERSIFIED:

      Marketvest Funds - Pennsylvania Intermediate Municipal Bond Fund

10. STATE LAW UNDER WHICH THE FUNDS WERE ORGANIZED OR FORMED (E.G., DELAWARE, MASSACHUSETTS):

      Marketvest Funds, Inc.        Maryland (Corporation)
      Marketvest Funds        Massachusetts (Business Trust)

11. PROVIDE THE NAME AND ADDRESS OF EACH INVESTMENT ADVISER OF THE FUND (INCLUDING SUB-ADVISERS) DURING THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS WITH THOSE ADVISERS HAVE BEEN TERMINATED:

      INVESTMENT ADVISER(S):

      Name:       Dauphin Deposit Bank         Address:    213 Market Street
                  and Trust Company                        Harrisburg, PA 17101

12.

PROVIDE THE NAME AND ADDRESS OF EACH PRINCIPAL UNDERWRITER OF THE FUND DURING
      THE LAST FIVE YEARS, EVEN IF THE FUND'S CONTRACTS WITH THOSE UNDERWRITERS HAVE BEEN TERMINATED:

      PRINCIPAL UNDERWRITER(S):

      Name: Edgewood Services, Inc. Address:  5800 Corporate Drive
                                              Pittsburgh, PA 15237
13.   IF THE FUND IS A UNIT INVESTMENT TRUST ("UIT") PROVIDE:

(A)   DEPOSITOR'S NAME(S) AND ADDRESS(ES):
(B)   TRUSTEE'S NAME(S) AND ADDRESS(ES):

      Not applicable.

14. IS THERE A UIT REGISTERED UNDER THE ACT THAT SERVED AS A VEHICLE FOR INVESTMENT IN THE FUND (E.G., A INSURANCE COMPANY SEPARATE ACCOUNT)?

      No.

15 (A) DID THE FUND OBTAIN APPROVAL FROM THE BOARD OF DIRECTORS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

      Yes.

      The Boards approved an Agreement and Plan of Reorganization, ("Agreement," which provided for, among other things, the liquidation and dissolution of the Marketvest Funds (the "Trust") and Marketvest Funds, Inc. (the "Corporation" and, collectively with the Trust, the "Acquired Funds"), at their meetings on November 11, 1997 and December 4, 1997, and the reorganization of the Acquired Funds with and into ARK Funds, a registered investment company (File No. 811-7310) whose investment adviser, Allied Investment Advisers, Inc., is under common ownership with the adviser to the Acquired Funds.

      Pursuant to Section 17(b) of the 1940 Act, the Trustees authorized the filing of an application for exemptive relief for the Reorganization from certain provisions of Section 17(a). An Exemptive Order was issued by the Commission on March 20, 1998 (Release No. IC-23070).

      The Boards also (i) authorized and approved the preparation and filing of proxy materials for the solicitation of a shareholder vote of the shareholders of the Acquired Funds, (ii) called a special meeting of shareholders of each of the Acquired Funds to be held on March 19, 1998 to approve or disapprove the Agreement and the transactions contemplated thereunder, (iii) authorized the preparation and filing, with respect to the Corporation, of Articles of Transfer with the Maryland Department of Assessments and Taxation and (iv) authorized and approved the filing of an application on Form N-8F for an order declaring that the Trust and the Corporation have each ceased to be an investment company.

15 (B) DID THE FUND OBTAIN APPROVAL FROM THE SHAREHOLDERS CONCERNING THE DECISION TO ENGAGE IN A MERGER, LIQUIDATION OR ABANDONMENT OF REGISTRATION?

      Yes.

      A Special Meeting of Shareholders of each of the Acquired Funds was held on March 19, 1998.

      At this meeting, the first item of business was to approve or disapprove the Agreement for Marketvest Short-Term Bond Fund ("MSTBF") and the transactions contemplated thereby, which included (a) the transfer of all of the assets of MSTBF to ARK Funds Short-Term Bond Portfolio ("ARK STBP") in exchange for Institutional Class Shares of ARK STBP, and the assumption by ARK STBP of stated liabilities of MSTBF; and (b) the distribution of Institutional Class Shares of ARK STBP to the shareholders of MSTBF.

      The results of this vote were as follows:

      Shares Voted For:       Against                 Abstained
      13,204,443              0                 0

      The second item of business was to approve or disapprove the Agreement for Marketvest Intermediate U.S. Government Bond Fund ("MIUSGBF") and the transactions contemplated thereby, which included (a) the transfer of all of the assets of MIUSGBF to ARK Funds U.S. Government Bond ("ARK USGBP") in exchange for Institutional Class Shares of ARK USGBP, and the assumption by ARK USGBP of stated liabilities of MIUSGBF; and (b) the distribution of Institutional Class Shares of ARK USGBP to the shareholders of MIUSGBF.

      The results of this vote were as follows:

      Shares Voted For:       Against                 Abstained
      26,680,336              36                0

      The next item of business was to approve or disapprove the Agreement for Marketvest Pennsylvania Intermediate Municipal Bond Fund ("MPIMBF") and the transactions contemplated thereby, which included (a) the transfer of all of the assets of MPIMBF to ARK Funds Pennsylvania Tax-Free Portfolio ("ARK PTFP") in exchange for Institutional Class Shares of ARK PTFP, and the assumption by ARK PTFP of stated liabilities of MPIMBF; and (b) the distribution of Institutional Class Shares of ARK PTFP to the shareholders of MPIMBF.

      The results of this vote were as follows:
      Shares Voted For:       Against:          Abstained:
      18,972,455              0                 0

      The next item of business was to approve or disapprove the Agreement for Marketvest Equity Fund ("MEF") and the transactions contemplated thereby, which included (a) the transfer of all of the assets of MEF to ARK Funds Value Equity Portfolio (ARK VEP") in exchange for Institutional Class Shares of ARK VEP, and the assumption by ARK VEP of stated liabilities of MEF; and (b) the distribution of Institutional Class Shares of ARK VEP to the shareholders of MEF.

      The results of this vote were as follows:
      Shares Voted For:       Against:          Abstained:
      41,129,182              6,597             268

      The final item of business was to approve or disapprove the Agreement for Marketvest International Equity Fund ("MIEF") and the transactions contemplated thereby, which included (a) the transfer of all of the assets of MIEF to ARK Funds International Equity Selection Portfolio ("ARK IESP") in exchange for Institutional Class Shares of ARK IESP, and the assumption by ARK IESP of stated liabilities of MIEF; and (b) the distribution of Institutional Class Shares of ARK IESP to the shareholders of MIEF.

      The results of this vote were as follows:
      Shares Voted For:       Against:          Abstained:
      3,416,004               84                0

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. HAS THE FUND DISTRIBUTED ANY ASSETS TO ITS SHAREHOLDERS IN CONNECTION WITH THE MERGER OR LIQUIDATION?

      Please see response to Part II, Item 18.

17.   CLOSED-END FUNDS ONLY:

      HAS THE FUND ISSUED SENIOR SECURITIES?

      Not applicable.

18.   HAS THE FUND DISTRIBUTED ALL OF ITS ASSETS TO THE FUND'S SHAREHOLDERS?

      Yes.  Applicants have not retained any assets.

      The Board of Trustees of the Trust and the Board of Directors of the Corporation (collectively, the "Boards"), at a joint special meeting of the Boards held on November 11, 1997, voted to recommend to the shareholders of the separately designated series of the Trust and the separately designated series of the Corporation, the approval of an Agreement and Plan of Reorganization ("Agreement") pursuant to which substantially all of the assets and stated liabilities of the separately designated series of the Trust and the separately designated series of the Corporation (collectively, the "Acquired Funds") would be transferred to, and be acquired and assumed by, certain of the separately designated series (the "Acquiring Funds") of ARK Funds, a Massachusetts business trust (the "Acquiring Company") in exchange for Institutional Class Shares of the corresponding Acquiring Funds (collectively, the "Reorganizations", individually, a "Reorganization"). Each shareholder of the separately designated series of the Acquired Fund received Institutional Class Shares of the corresponding Acquiring Fund, in liquidation of the Trust and the Corporation.

      Pursuant to the Reorganizations, the three portfolios of the Corporation transferred all of their respective assets and stated liabilities to corresponding Acquiring Funds, and the two portfolios of the Trust transferred all of their respective assets and stated liabilities to corresponding Acquiring Funds, as follows: with respect to the Corporation, Marketvest Equity Fund, Marketvest Short-Term Bond Fund and Marketvest Intermediate U.S. Government Bond Fund transferred assets and stated liabilities to ARK Funds Value Equity Portfolio, ARK Funds Short-Term Bond Portfolio, and ARK Funds U.S. Government Bond Portfolio, respectively; with respect to the Trust, Marketvest International Equity Fund and Marketvest Pennsylvania Intermediate Municipal Bond Fund transferred assets and stated liabilities to ARK Funds International Equity Selection Portfolio and ARK Funds Pennsylvania Tax-Free Portfolio, respectively.

      The Corporation and the Trust received an opinion of counsel substantially to the effect that the Reorganizations will not result in any gain or loss for federal income tax purposes to the Acquired Funds or their shareholders under the Internal Revenue Code of 1986, as amended (the "Code"). Such opinion indicated that the federal tax basis and holding period of shares of the Acquired Funds will carry over to the Institutional Class Shares of the corresponding Acquiring Fund, unless a shareholder of an Acquired Fund did not hold shares of the Acquired Fund as a capital asset.

      At a Special Meeting of Shareholders of the Acquired Funds held on March 19, 1998, the proposed Agreement by and among the Trust, Corporation, and the Acquiring Company on behalf of the Acquiring Funds, was approved by shareholders of each of the Acquired Funds.

      On March 20, 1998 all of the assets and stated liabilities of Marketvest Short-Term Bond Fund, Marketvest Intermediate U.S. Government Bond Fund, and the Marketvest Pennsylvania Intermediate Municipal Bond Fund were valued and subsequently conveyed to the corresponding Acquiring Fund. On March 27, 1998 all of the assets and stated liabilities of Marketvest Equity Fund and the Marketvest International Equity Fund were valued and subsequently conveyed to the corresponding Acquiring Fund. As part of the transaction, each shareholder of each Acquired Fund received Institutional Class Shares of the corresponding Acquiring Fund equal in value to their shares in the Acquired Fund before the merger and in complete liquidation of the Trust and the Corporation.

19. ARE THERE ANY SHAREHOLDERS WHO HAVE NOT YET RECEIVED DISTRIBUTIONS IN COMPLETE LIQUIDATION?

      No.

III.  ASSETS AND LIABILITIES

20.   DOES THE FUND HAVE ANY ASSETS AS OF THE DATE THIS FORM IS FILED?

      No.

21.

DOES THE FUND HAVE ANY OUTSTANDING DEBTS (OTHER THAN FACE-AMOUNT CERTIFICATES IF THE FUND IS A FACE-AMOUNT CERTIFICATE COMPANY) OR ANY OTHER LIABILITIES?

    No. Applicants have no debts or other liabilities which remain outstanding.

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22 (A) LIST THE EXPENSES INCURRED IN CONNECTION WITH THE MERGER OR LIQUIDATION:

(I)   LEGAL EXPENSES:

            The fees and expenses include: (i) fees and expenses associated with preparing and filing the Application for an Exemptive Order pursuant to Section 17(b) of the Investment Company Act of 1940 for exemption of the proposed transactions from certain provisions of Section 17(a) of the Act, and (ii) fees and expenses associated with preparing and filing the registration statement on Form N-14, including the related prospectus/proxy statements.

            Total Expense:  $284,400.

(II)  ACCOUNTING EXPENSES

            Independent Audit Review.

            Total Expense:  $13,300.

(III) OTHER EXPENSES (LIST AND IDENTIFY SEPARATELY):

            The fees and expenses include printing and mailing the prospectus/proxy statements, soliciting proxies and holding the shareholder meetings required for approval of the transactions contemplated by the Agreement.

            Total Expense:    $46,600.

(IV)  TOTAL EXPENSES (SUM OF LINES (I) - (III) ABOVE):

            Aggregate Expense:  $344,300

22 (B)      HOW WERE THESE EXPENSES ALLOCATED?

      Not applicable. See response to Part IV, Item 22 (c).

22 (C)      WHO PAID THOSE EXPENSES?

      All expenses incurred in connection with entering into and carrying out the provisions of the Agreement were borne by First Maryland Bancorp, the corporate parent of the investment adviser to the Acquired Funds (Dauphin Deposit Bank and Trust Company) and corporate parent of the investment adviser to the Acquiring Funds (Allied Investment Advisers, Inc.). Neither the Acquiring Funds nor the Acquired Funds paid any expenses relating to the Reorganization.

22 (D)      HOW DID THE FUNDS PAY FOR UNAMORTIZED EXPENSES (IF ANY)?

      Not applicable.

23. HAVE THE FUNDS PREVIOUSLY FILED AN APPLICATION FOR AN ORDER OF THE COMMISSION REGARDING THE MERGER OR LIQUIDATION?

      Yes.

      IF YES, CITE THE RELEASE NUMBERS OF THE COMMISSION'S NOTICE AND ORDER OR, IF NO NOTICE OR ORDER HAS BEEN ISSUED, THE FILE NUMBER AND DATE THE APPLICATION WAS FILED:

      1. Application for Exemptive Order under Section 17 (b), as filed December 26, 1998 (File No. 812-10924)

      2. Amendment to Application for Exemptive Order, as filed March 12, 1998 (File No. 812-10924)
      3.  Notice of Application, dated February 26, 1998 (Release No. 23047)
      4.  Exemptive Order, dated March 20, 1998 (Release No. 23047)

V.    CONCLUSION OF FUND BUSINESS

24.   IS THE FUND A PARTY TO ANY LITIGATION OR ADMINISTRATIVE PROCEEDING?

     No. Applicants are not parties to any litigation or administrative proceedings.

25. IS THE FUND NOW ENGAGED, OR INTENDING TO ENGAGE, IN ANY BUSINESS ACTIVITIES OTHER THAN THOSE NECESSARY FOR WINDING UP ITS AFFAIRS?

     No. Applicants are not engaged, nor intend to engage, in any business activities other than those necessary for the winding-up of their affairs.

VI.   MERGERS ONLY

26 (A)      STATE THE NAME OF THE FUND SURVIVING THE MERGER:

      The Trust and the Corporation sold substantially all of their assets to ARK Funds.

26 (B) STATE THE  INVESTMENT  COMPANY  ACT FILE NUMBER OF THE FUND SURVIVING THE
       MERGER.

      File No. 811-7310.


26 (C) IF THE MERGER OR REORGANIZATION AGREEMENT HAS BEEN FILED WITH THE COMMISSION, STATE THE FILE NUMBER(S), FORM TYPE USED AND DATE THE AGREEMENT WAS FILED:

     ARK Funds - File No. 33-44487, Form N-14, Filed January 16, 1998;

     Marketvest Funds - File No. 811-07383, Preliminary Proxy Statement, Filed January 22, 1998;

     Marketvest Funds - File No. 811-07383, Definitive Proxy Statement, Filed February 19, 1998;

     Marketvest Funds, Inc. - File No. 811-07385, Preliminary Proxy Statement, Filed January 16, 1998; and

     Marketvest Funds, Inc. - File No. 811-07385, Definitive Proxy Statement, Filed February 19, 1998.

26 (D) IF THE MERGER OR REORGANIZATION AGREEMENT HAS NOT BEEN FILED WITH THE COMMISSION, PROVIDE A COPY OF THE AGREEMENT AS AN EXHIBIT TO THIS FORM.

      Not applicable.


                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Marketvest Funds, Inc. and Marketvest Funds, (ii) he is the Secretary of Marketvest Funds, Inc. and Marketvest Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                                (Signature)

                                          /s/Victor R. Siclari
                                          Victor R. Siclari
                                          Secretary
                                          Marketvest Funds
                                          Marketvest Funds, Inc.